Form C: Offering Memorandum

(Exhibit A to Form C)

Purpose of This Form

A company that wants to raise money utilizing Regulation Crowdfunding must give certain information to prospective investors to allow investors a basis to formulate an informed investment decision. The Securities and Exchange Commission ("SEC") has issued regulations at 17 CFR §227.201 listing the information companies are required to provide. Form C is the form used to submit and file this information to the SEC.

Each heading below corresponds directly to a section(s) of the SEC's regulations.

Basic Company Information – §227.201(a)

Company Legal Name:	Lunchwale, Inc.
Jurisdiction of Organization:	Texas
Date of Organization:	12/18/2017
Form of Organization:	Corporation
Physical Address:	10601 Clarence Dr. Suite 250, Frisco, TX 75033
Issuer Website:	www.lunchwale.co

Directors and Officers of the Company – §227.201(b)

Name:	Title:	Start Date:
Gopi Kantamneni	Founder & CEO	12/2017
Asha Kantamneni	Co-Founder and Chief Kitchen Officer	02/2018
Aishwarya Kantamneni	Co-Founder and CFO	01/2018

Please refer to work history documents enclosed within Exhibit D.

Owners of 20% or More of the Voting Shares – §227.201(c)

Name of Holder	Share Class	Percentage Held	Shares Held

Gopi Kantamneni	Common Stock	32%	128,000,000

Description of Company's Business – §227.201(d)

The Problem:
Lunch at the workplace has become an expensive affair for a few key reasons:
First the DELIVERY CHARGES. The average cost of delivery is at least $3.99 and that's before tips are included. Second the FOOD COST. The cost of the food itself has also become quite expensive.
The Solution:
'Lunchwale' Preset Meals!
Lunchwale 'Preset Meals' **for just $4.99 only! FREE DELIVERY** & No Minimum order requirement to begin with.
The Market & Competition:
The food delivery business is thriving with several key players including Doordash, Uber Eats, Foodsby, etc. The 'Preset Meals' market is ripe for taking with no established players.
The Lunchwale Advantage:
- A Profit-making company for two consecutive years.
- Two years plus into full-fledged operations.
- Over 200% growth in revenue in the 2nd year of operations.
- Provisional PATENT Application filed with USPTO to protect the 'LUNCHWALE' business order & delivery process.
- First-Mover-Advantage.
- 'LUNCHWALE' Brand is a registered trademark of Lunchwale, Inc. with the USPTO.

Lunchwale is not just a catchy name, it's a brand with a purpose.
Lunchwale means 'The Lunch People'. Lunchwale offers delicious, affordable branded lunches delivered free of charge at the door, its a boon to the working community.
Lunchwale story:
Founded: Dec 18, 2017.
2018 Sales Revenue $33k
2019 Sales Revenue $71K, a jump of over 200%
A Profit Making company.

On average we add 3-4 new customers daily, consistently adding to our existing customer base of 1000+. Our vision is to eventually reach every city in the US and ultimately the world! Quite frankly, lunch at work will never be the same again!

The beauty of Lunchwale is that we don't cook or run kitchens. We simply outsource food from one of the best restaurants in town and leverage their idle kitchen resources during their downtime.

Lunchwale allows vendors to utilize their idle kitchen resources to cater to our daily bulk business before 10 am, thus providing additional value to their bottom line without interfering with their daily business routines.

This means we don't have to deal with any of the fixed costs like interest on bank loans, huge salaries, wages, exorbitant rents, wastage costs, and other operating expenses. We run a lean operation expense and are unlikely to incur operating losses thanks to our highly variable cost structure.

Our simple product line has just two versions to choose from - Veggie or Non-Veggie meals and liberates customers from spending time perusing menus to create their lunch order.

This means we have the unique opportunity to mass-produce the lunches bringing the cost per meal down to a minimum which is not possible in an ala carte menu business model, where every meal is cooked specifically to the needs of the individual taste of the customer! So, really no competition in the Preset Meals segment for us!

Our customers are our brand ambassadors, constantly demonstrating their appreciation for our service through testimonials and word of mouth advertising.

Making money and keeping vendors and customers happy and satisfied is our motto.

Here is the BEST part of our business model:
Business hours: Monday - Friday 10 am to 1.15 pm with no operating expenses to clock afterward!

Please refer to business plan document attached under Exhibit G.

Number of Employees – §227.201(e)

Number of Employees:	3

Risks & Disclosures – §227.201(f)

Required Statement

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, no does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

General Risk

Investing in early stage companies without a proven track record of performance or sound liquidity such as the Company is highly speculative in nature and presents significant risk to you, as the investor. In short, you may lose your entire investment. Prior to investing, you need to thoroughly research and understand all potential risk associated with investing in the Company. Until the Company has achieved profitability and is without need of raising additional capital, the chance of you losing your entire investment remains likely. Therefore, you should not invest more than you are willing to comfortably lose.

Like the Company, many companies engaging in crowd funding are early stage start-ups with a high likelihood of failure due to various factors contained in these risk disclosures. Regardless of future revenue and/or profitability performance, good and bad, there is no guarantee that you will ever see a return on your investment, or that you will ever be in a place to exit your investment for a profit or a loss.

As with all investments, you should proceed with caution, do your own research, due diligence, and seek professional investment advice prior to investing. A professional adviser may identify and alert you to risk not covered in these disclosures. The realization of any of the risks contained herein or unknown risks not disclosed could lead to an immediate need for the Company to raise additional capital, make difficult and unpopular operational decisions, or cease operations altogether. You understand that in the event you lose your entire investment you may have limited or no recourse against the Company.

Target Offering Amount and Deadline – §227.201(g)

Target Offering Amount:	Offering Deadline:

$25,000.00	10/26/2020

Required Statement:

If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering Deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Investments in Excess of Target Offering Amount – §227.201(h)

Issuer to Accept Investments in Excess of Target Offering Amount:	Maximum Amount to be Accepted in Excess of Target Offering Amount:	Oversubscription Allocation: pro-rata, first come-first served, other
YES	$1,070,000	First-Come First-Served

Purpose and Intended Use of Offering Proceeds – §227.201(i)

Purpose of the offering and description of intended use of funds:

If we reach our minimum target of the fund raise of $25,000, intended use the funds will be as following:

Offering Expenses $ 3,200

Portal fee & Legal Expenses $ 2,000

App Devlopment: $ 15,000

Working Cap $ 4,800
Total : $25,000/-

Intended Use of Funds if we reach the maximum target of $1,070,000 will be as below:

Offering Expenses $ 3,200

Portal fee & Legal Expenses $ 86,800

Working Capital Expenses $ 140,000

Purchase of Delivery Vehicles $ 300,000

Software Development $ 100,000

App Development $ 300,000

Marketing & Advertising Expense $ 140,000

Total: $1,070,000

Intended Use of Funds:

Use of Funds (Description)	Amount (Target Raised)	Amount (Maximum Raised)
Offering Expenses:	$3,200	$3,200
Portal Fees:	$1,000	$42,800
Software Development:	$0	$100,000
App Development:	$15,000	$300,000
Legal Expenses:	$1,000	$44,000
Working Capital Expenses	$4,800	$140,000
Purchase of Delivery Vehicles	$0	$300,000
Marketing Expenses	$0	$140,000
Total Proceeds:	**$25,000**	**$1,070,000**

Irregular use of proceeds:

Does your company have any irregular use of proceeds? **None**

Investment and Cancellation Process – §227.201(j)

Investment Process

1. Navigate to www.fundopolis.com
2. Select Invest from top menu bar and choose List of Raises. Alternatively, navigate directly to Active Investments.
3. Navigate to Invest on active raise page.
4. Acknowledge that you have carefully read and understand each statement before proceeding with investment.

Cancellation Process

1. E-mail fundsquad@fundopolis.com providing your name, the name of the company you're invested in, and your intention to cancel the investment.

Required Statements:

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuers offering materials.

Fundopolis will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

Material Changes – §227.201(k)

If an investor does not confirm his or her investment commitment after a material change is made to the offering the investor's investment commitment to the offering will be cancelled and the committed funds will be returned.

Note: A "material change" means a change that an average, informed investor would want to know about before making an investment decision. A material change can be positive or negative. If a material change occurs after an investment decision has been made but prior to the Offering's close, then the company will provide notification and ask whether you want to proceed with your investment commitment. If affirmative confirmation to proceed with the investment is not provided your commitment will be cancelled and your funds will be returned to you. You will **not** receive any securities from the Offering.

Price of the Securities – §227.201(l)

The company is offering equity securities in the form of common stock, which will be referred to as "Stock". The Stock issued by the company will be sold at $.06 per share, with an overall company valuation of $7,500,000.00.

Ownership and Capital Structure – §227.201(m)

The Offering:

Company: Lunchwale, Inc.
Address: 10601 Clarence Dr. Suite 250, Frisco, TX 75033
State of Organization: Texas
Date Company was Formed: 12/18/2017

The Terms:

Minimum Investment Amount (per investor): $250.00
Maximum Investment Amount (per investor): $107,000.00
Security Type: Equity
Share Class: Common Stock
Prefunding Company Valuation[1]: $7,500,000.00
Security Purchase Price: $.06
Minimum Offering Amount: $25,000.00
Maximum Offering Amount: $1,070,000.00
Shareholder Voting Rights: Yes
Shareholder Voting Rights Limitations: None

Company Valuation Method:

There are many ways a company's valuation can be based upon, from revenue to net-worth to assets of the company, but, when the concept & story-line of the startup is strong and the scalability is unlimited, then, any valuation is justified.

Lunchwale has very well established the proof of concept, the demand has been growing at 200% plus during the last year (2019) and the growth potential is huge and unlimited. The valuation is based on the unlimited potential the business model offers that can potentially grow into a multi-million or even multi-billion dollar business.

Based on the several valuation tools that are available, we have used a future cash flow discounted rate method, considering an annualized cash flow for a period of 10 – 12 years.

Restrictions on Transfer of the Securities Being Offered

Required Statement

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

1) To the issuer;
2) To an accredited investor;
3) As part of an offering registered with the U.S. Securities and Exchange Commission; or
4) To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Note: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any such categories, at the time of the sale of the securities to that person.

Note: The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law of the purchaser and includes adoptive relationships. The Term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of the Issuer's Securities

Security Class	Amount Authorized	Amount Outstanding	Voting Rights
Common Stock	400,000,000	200,000,000	Yes

Summary of differences between security offered and outstanding securities:

This the first raise, so actually no difference.

Capital Resources and Material Terms of Debt – §227.201(p)

Our revenue during the year 2019 was $70,877 and we have generated a net profit of $10,835 which was basically used to offset working capital expense.

Other Exempt Offerings within the Last 3 Years – §227.201(q)

None

Transactions between the Company and "Insiders" – §227.201(r)

None

Financial Condition of the Issuer §227.201(s)

Does the issuer have an operating history? Yes

Historical Financial Highlights:

Lunchwale started its journey on Dec 18, 2017, serving corporate companies located on one single street and expanded its footprint to now in 4 cities in the Dallas/Fort Worth area.
Highlights of operation:

1. Profit Making Company
2. Sales 2018 $32,988
3. Sales 2019 $70,877 a jump of over 200%
4. Over 1000 + customer base and counting on daily basis with approx. 3-4 new customers added every single day.
5. Our minimum order requirement from repeat customers is 5 Lunchwale Lunches with differed deliveries, this actually means 500% advance payment upfront.
6. All this is with just one delivery man operating part time (3 hours a day M–F)

Financial Projections:

Lunchwale has the potential to grow about 200% – that's $150k in the year 2020 if we reach our target of minimum fundraise, and grow by 400% of

2019 that's $300k in 2021, if we reach 50% of our maximum target fundraise. Our long term objectives in the next 5 years, Lunchwale has the potential to reach much higher levels taking the sales revenue to $500–5000k subject to reaching our maximum fundraise. Lunchwale has the potential to reach $50M in sales revenue in ten years if reach our target of maximum fundraise.

Historical Issuer Financial Statements – §227.201(t)

Please refer to Exhibit B of the Offering Memorandum for historical financial statement information covering the two most recently completed fiscal years or the period(s) since inception, if shorter.

Disqualification Events – §227.201(u)

Required Statement

A company/Issuer is not permitted to raise funds utilizing Regulation CF if certain designated individuals associated with the company/issuer committed certain prohibited acts on or after May 16, 2016. This item requires a company/issuer to disclose whether any of those designated individuals committed any of those prohibited acts prior to May 16, 2016.

Has the issuer or designated associated individuals been convicted of a financial crime: No

Ongoing Reporting Requirement – §227.201(v)(w)

Annual Reporting

The issuer will file a report electronically with the SEC annually and post the report on its website no later than 120 days after the fiscal year covered by the report.

It is possible that the Company may not be required to continue filing annual reports and will notify investors if this occurs.

Reporting Compliance Obligations – §227.201(x)(y)

The Company is required to disclose whether it has failed to file the reports required by Regulation CF associated with prior raises.